Exhibit 21.1

List of Subsidiaries of Bullish Post-Business Combination

Subsidiaries of Bullish	Place of Incorporation
BMC1	Cayman Islands
Bullish Global	Cayman Islands

Subsidiaries of Bullish Global	Place of Incorporation
Bullish Ventures	Cayman Islands
Bullish Capital	Cayman Islands
Bullish KY SEZC	Cayman Islands
Bullish US LLC	Delaware
Bullish HK Limited	Hong Kong
Bullish SG Pte. Ltd	Singapore
Bullish (GI) Limited	Gibraltar